To:      Gary Newberry
         United States Security and Exchange Commission
         Division of Corporation Finance

From:    Mr. Bradley T. MacDonald
         Chief Executive Officer
         Medifast, Inc.

                  Re:  Medifast, Inc.
                  Form 10-KSB, filed March 14, 2005
                  File No.  1-31573


Dear Mr. Newberry,

We have reviewed your letter dated April 11, 2004 regarding our Form 10-KSB filed on March 14, 2005. Below please find our responses to your comments.


                                     General

      1. On a supplemental basis, we would like to advise you that you are no longer eligible to file future periodic reports on Form 10-QSB or Form 10-KSB under Regulation S-B, Item 10, as your revenues have exceeded $25 million for the past two consecutive fiscal years. Please comply with the requirements of Regulations S-K and S-X, the instructions to Form 10-Q in your next quarterly report, and the instructions to Form 10-K in your next annual report.

            We note this fact having complied with the requirements of Form 10-Q in our recent quarterly filing, and we will comply with Form 10-K requirements in the future.


                Form 10-KSB for the year ended December 31, 2004

      Part I, Item 1. Business, page 4

      2. We note your discussion of the acquisition of Consumers Choice Systems, Inc. and Hi Energy Weight Control Centers in 2003. Please expand your footnotes to the financial statements to include the information required by FAS 141, paragraphs 51 through 57, as applicable.

            The purchases of Hi-Energy Weight Control Centers and Consumer Choice Systems, Inc. resulted in intangible assets that include customer lists, goodwill, and trademarks. As part of our response to questions #8 and #9 below we have provided additional detail on intangible assets in Form 10-KSB/A. We noted that customer lists are being amortized over 5 to 10 years based on management's best estimate of the expected benefits to be consumed or otherwise used up. The non-compete agreements are being amortized over the legal life of the agreements ranging from 3 to 7 years. Trademarks and patents are regularly reviewed to determine whether the facts and circumstances exist to indicate that the useful life is shorter than originally estimated or the carrying amount of the asset may not be recoverable. We also noted that in our acquisitions we have recognized $893,850 of goodwill that was reviewed for impairment at year-end. There was no impairment of goodwill at December 31, 2004.

            As part of our amended 10-KSB/A we also detailed the amount of customer lists, non-compete agreements, trademarks and patents, and goodwill, along with their accumulated amortization and amortization expense as of December 31, 2004 and 2003. The purchase of Consumer Choice Systems, Inc. resulted in $893,850 in goodwill, $350,000 in customer lists, $109,750 in non-compete agreements, and $350,000 in trademarks. The purchase of Hi-Energy Weight Control Centers resulted in $750,000 in customer lists, $550,000 in non-compete agreements, and $350,000 in trademarks.



      Part II, Item 7. Controls and Procedures, page 14

      3. We note your disclosure that there were no "significant changes" in your internal controls that could "significantly affect" your controls over financial reporting. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." In an amended filing disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting as required by Item 308(c) or Regulation SB. Refer to Release 33-8238 for additional guidance related to amendments to the disclosure requirements, which were effective August 14, 2003.

            We have amended our disclosure on Form 10-KSB/A reporting that there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our controls over financial reporting as required by Item 308(c) of Regulation SB. Our disclosure is as follows:

            (a) Evaluation of Disclosure Controls and Procedures

            The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods. Our Chief Executive Officer and our President have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. They have concluded that, as of that date, our disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

            (b) Changes in Internal Control over Financial Reporting

            No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


      Part II, Item 8. Financial Statements

      Note B - Significant Accounting Policies, page F-8

      [9] - Revenue

      4. We note the disclosure of your revenue recognition accounting policy. Expand your disclosures to address all the criteria to be met for revenue recognition as discussed in Staff Accounting Bulletin Topic 13. If certain industry-specific authoritative guidance applies, discuss your policies with regard to the application of that literature.

            We have amended our disclosure on Form 10-KSB/A to address all the criteria discussed in Staff Accounting Bulletin Topic 13. Our disclosure is as follows:

            "Revenue is recognized for product sales upon shipment and passing of risk to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Estimated sales returns, allowances and discounts are provided for."

      5. We note that your product distribution channels include medical professionals, pharmacists and weight-loss clinics that resell your products to patients. On a supplemental basis, describe to us your sales terms with these customers. If such terms include a right of return, expand your disclosure of revenue recognition policies to address the requirements of FAS 48 and SAB Topic 13.

            We have amended our disclosure on Form 10-KSB/A to adhere to the requirements of FAS 48 and Staff Accounting Bulletin Topic 13. Our disclosure is as follows:

            "Returns - Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period (30 days). Because the period of payment generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals."


      6. We note your acquisition of Hi-Energy Weight Control Centers described in Part I, Item 1. The disclosures state you are seeking qualified licensees for these clinics, in addition to corporately owned clinics. Expand your revenue recognition policies to provide the disclosures required by FAS 45, paragraphs 20-23.

            The Company's licensee fees are immaterial to the operation at this time, however, in accordance with FAS 45 licensee fee revenue from an individual licensee sale is recognized, with an appropriate provision for estimated uncollectible amounts, when all material services or conditions relating to the sale have been substantially performed or satisfied by the Company.


      7. Your expanded revenue recognition disclosures should also address your accounting for and classification of shipping and handling fees in your financial statements. Please refer to EITF 00-10 if you require further guidance.

            We have amended our disclosure on Form 10-KSB/A to address our accounting for the classification of shipping and handling fees on our financial statements using the guidance of EITF 00-10. Our disclosure is as follows:

            "Outbound shipping charges to customers and outbound shipping-related costs are netted and included in "cost of sales."

      [15] - Recent Accounting Pronouncements

      8. Expand your significant accounting policies footnote to disclose your accounting policies with regard to your intangible assets. These disclosures should address the items discussed in FAS 142, paragraphs 9-41, including the recognition and measurement of intangible assets, determination of the useful life and amortization, recognition and measurement of impairment losses, accounting for goodwill, and recognition and measurement of impairment losses for goodwill.

            We have amended our disclosure in form 10-KSB/A to address items discussed in FAS 142, paragraphs 9-41, in order to expand our significant accounting policies in regard to intangible assets. Our disclosures are as follows:

            "In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142 "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company, in its acquisitions, recognized $893,850 of goodwill. The Company performs its annual impairment test for goodwill at year-end. As of December 31, 2004, the Company has determined that there is no impairment of its goodwill.

            In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks and patents. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period ranging between 5 to 10 years based on management's best estimate of the expected benefits to be consumed or otherwise used up. Trademarks and patents are regularly reviewed to determine whether the facts and circumstances exist to indicate that the useful life is shorter than originally estimated or the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of its trademarks and patents by comparing the projected discounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets."

      Note E - Trademarks, page F-17

      9. Provide the disclosures required by FAS 142, paragraphs 44-47, with regard to your intangible assets. Disclose the components of "other intangibles" in sufficient detail to give an understanding of the nature and utility of these items to your company. If goodwill is a material component, disclose the amount of goodwill as a separate line item in the statement of financial position as required by FAS 142, paragraph 43.

            We have amended our disclosure in form 10-KSB/A to address items discussed in FAS 142 in regard to giving sufficient detail of "other intangibles" and separate disclosure of goodwill. Our disclosure is as follows:

                                        As of December 31, 2004                         As of December 31, 2003
                               --------------------------------------------    -------------------------------------------

                                  Gross Carrying           Accumulated            Gross Carrying           Accumulated
                                      Amount               Amortization               Amount              Amortization
                               ---------------------    -------------------    ----------------------   ------------------
Customer lists                          $ 4,355,000              $ 394,000               $ 1,724,000            $ 150,000
Non-compete agreements                      840,000                248,000                   840,000               86,000
Trademarks and patents                    1,703,000                 12,000                 1,541,000               14,000
Goodwill                                    894,000                      -                   894,000
                               ---------------------    -------------------    ----------------------   ------------------

    Total                               $ 7,792,000              $ 654,000               $ 4,999,000            $ 250,000
                               =====================    ===================    ======================   ==================


Amortization expense for the year ended December 31, 2004 and 2003 was as follows:

                                          2004                    2003
                                  ---------------------    -------------------
Customer lists                               $ 244,000                127,000
Non-compete agreements                         162,000                 86,000
Trademarks and patents                               -                 14,000
                                  ---------------------    -------------------

Total Trademarks and Intangibles             $ 406,000              $ 227,000
                                  =====================    ===================

Amortization expense is included in selling, general and administrative expenses.

      Part IV, Item 13. Exhibits and Reports on Form 8-K, page 21

      10. In an amended filing, provide as an exhibit for each principal executive officer and each principal financial officer the certifications required pursuant to Section 302 and 906 of the Sarbanes Oxley Act. Please refer to the information provided in Financial Release 33-8238 and Regulation S-B Item 601(b)(31) and
            (32) for the exact wording needed in these certifications.

            We have amended our exhibits in Form 10 KSB/A for the required certifications pursuant to Section 302 and 906 of the Sarbanes Oxley Act.